George Powlick
Chief Financial Officer

December 6, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E, Mail Stop 3561
Washington, D.C.  20549

RE:	K•Swiss Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 17, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 1, 2012
File No. 000-18490

Dear Mr. Reynolds:

On behalf of K•Swiss Inc. (the “Company”), below is our response to your letter dated November 27, 2012, regarding the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2012, filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2012.  For your convenience, this letter is formatted to reproduce your comment in bold, followed by our related response.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

1.
We note that the revenues for the domestic K-Swiss brand declined from $92,824,000 to $55,551,000, approximately 40%, for the nine months ended September 30, 2011, as compared to September 30, 2012.  We also note the domestic K-Swiss brand decline during the three month period ended September 30, 2012.  In future filings, please briefly address the specific factors that contributed to this decline in domestic K-Swiss brand revenues.  Please supplementally provide us with draft disclosure addressing this decline in revenues for the domestic K-Swiss brand.

In future Exchange Act filings, the Company will expand its disclosure related to the change in domestic K-Swiss brand revenues to include a discussion of the specific factors that contributed to such change.  In future filings, that disclosure will be substantially as follows:

K-Swiss brand revenues decreased to $140,021,000 and $47,070,000 for the nine and three months ended September 30, 2012, respectively, from $181,972,000 and $61,134,000 for the nine and three months ended September 30, 2011, respectively, a decrease of $41,951,000, or 23.1%, and $14,064,000, or 23.0%, respectively.  Such decline was driven by the decrease in domestic K-Swiss brand revenue, which decreased 40.2% and 38.9% for the nine and three months ended September 30, 2012, respectively, primarily as a result of a decrease in our performance category footwear revenues of 55.9% and 58.4% during the nine and three months ended September 30, 2012, respectively, as compared to the comparable period in 2011.  The decline in revenues from our performance category footwear was driven by a decrease in the quantity of performance category footwear sold of 51.2% and 54.4% for the nine and three months ended September 30, 2012 as compared to the nine and three months ended September 30, 2011.

Closing Comments:

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s responsiveness with respect to the Company’s filings and look forward to resolving any additional concerns the staff may have.  Should you have any questions, please contact me at (818) 706-5100.

Sincerely,

/s/ George Powlick

George Powlick
Vice President of Finance, Chief Administrative Officer and Chief Financial Officer